UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces results of ANP bidding process

—

Rio de Janeiro, June 17, 2025 – Petróleo Brasileiro S.A. – Petrobras reports that it has acquired ten blocks in the Foz do Amazonas Basin and three blocks in the Pelotas Basin in the 5th Permanent Concession Offer Cycle of the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

In the Foz do Amazonas Basin, Petrobras acquired blocks FZA-M-1040, FZA-M-1042, FZA-M-188, FZA-M-190, FZA-M-403, FZA-M-477, FZA-M-547, FZA-M-549, FZA-M-619 and FZA-M-621, in partnership with ExxonMobil Exploração Brasil. In the first five blocks, the consortium will have Petrobras as operator, with a 50% stake, in partnership with ExxonMobil (50%). In the other five blocks, ExxonMobil will be the operator and Petrobras will have a 50% stake.

In the Pelotas Basin, Petrobras acquired blocks P-M-1670, P-M-1672, P-M-1741 in partnership with Petrogal Brasil S.A. The consortium will have Petrobras as operator in all blocks, with a 70% stake, in partnership with Petrogal Brasil (30%).

The value of the signature bonus to be paid in October 2025 by the company is around R$ 139 million. In addition to the signature bonus, the Minimum Exploratory Program (PEM) to be applied to each block, expressed in Work Units (WUs) - which cover the activity to be carried out during the exploratory activity - was also considered as a criterion for judging the auction.

“We managed to win the areas that were our priorities, offering bonus amounts within our economic premises. We are satisfied with the auction results. With these results and the continuity of our exploration activities, including in the Equatorial Margin and the Pelotas Basin, we remain optimistic about our chances of replacing oil reserves and ensuring Brazil's energy security”, said Petrobras CEO Magda Chambriard.

The table below summarizes the results of Petrobras' participation in the ANP's 5th Permanent

Concession Offer Cycle:

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that reflect the expectations of the Company's officers. The terms “anticipates,” “believes,” “expects,” “predicts,” “intends,” “plans,” “projects,” “aims,” “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

Petrobras participation in the 5th Cycle of the Permanent Concession Offer is in line with the company's long-term strategy and strengthens its profile as the main operator of oil fields located in ultra-deep waters, boosting the reserves replacement for the company's future.

Petrobras acted selectively in the auction to ensure the incorporation of almost 9,600 km2.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that reflect the expectations of the Company's officers. The terms “anticipates,” “believes,” “expects,” “predicts,” “intends,” “plans,” “projects,” “aims,” “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer